# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocky Mountain Chocolate Factory, Inc., CIK 0001616262
CUSIP: 77467X101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 265 Turner Drive, Durango, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0002103516
Persons authorized to receive notices and communications: Gloria Perez-Jacome Friscione, ARM-D Rocky Mountain Chocolate Holdings, 2347 Biscayne Boulevard, Suite 108, Miami, Florida (FL), 33137, 1-305-799-7443; Walter Van Dorn, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 1-212-574-1400

## Reporting persons
- ARM-D Rocky Mountain Chocolate Holdings LLC (CIK 0002103516): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (16.1% of the class)
- Gloria Eugenia Perez-Jacome Friscione: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (16.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Rocky Mountain Chocolate Factory, Inc.
Address of issuer's principal executive offices: 265 Turner Drive, Durango, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing: ARM-D Rocky Mountain Chocolate Holdings LLC ("Rocky Mountain LLC") and Gloria Eugenia Perez-Jacome Friscione ("Mrs. Perez-Jacome" and, together with Rocky Mountain LLC, the "Reporting Persons").
Residence or business address: The principal business address and principal office address of the Reporting Persons is 2347 Biscayne Boulevard, Suite 108, Miami, Florida 33137.
Present principal occupation or employment: The principal business of Rocky Mountain LLC is acting as an investment company. Mrs. Perez-Jacome is the managing member of Rocky Mountain LLC.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Rocky Mountain LLC is a limited liability company organized under the laws of the State of Florida. Mrs. Perez-Jacome is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 18, 2025, Rocky Mountain LLC and Rocky Mountain Chocolate Factory, Inc. (the "Issuer") entered into a securities purchase agreement (the "Purchase Agreement"), pursuant to which Rocky Mountain LLC acquired 1,500,000 shares of common stock, par value $0.001 per share, of the Issuer (the "shares") at a price per share of $1.80, or an aggregate purchase price of $2,700,000. The source of funds to purchase the shares was working capital of Rocky Mountain LLC.

In connection with the Purchase Agreement, Rocky Mountain LLC and the Issuer also entered into an investor rights agreement, dated December 18, 2025 (the "Investor Rights Agreement"), pursuant to which the Issuer has agreed to provide Rocky Mountain LLC with certain registration rights, pre-emptive rights and board designation rights. The Issuer is required, amongst other things, to prepare and file with the U.S. Securities and Exchange Commission (the "SEC") within 30 days of the closing of the transactions contemplated by the Purchase Agreement, a registration statement covering the resale of the shares to be made on a continuous basis. Under the Investor Rights Agreement, Rocky Mountain LLC has also selected Alberto Perez-Jacome Friscione (the "Designee") as a member of the board of directors of the Issuer, with the right, for as long as Rocky Mountain LLC beneficially owns at least 50% of the securities registrable under the Investor Rights Agreement, to designate a replacement director in the event that the Designee no longer serves on the board of directors of the Issuer. The Investor Agreement also includes customary standstill provisions which restrict Rocky Mountain LLC's ability to enter into certain transactions or make certain solicitations relating to the shares and the Issuer, including a beneficial ownership limitation of 25% of the issued and outstanding shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information included in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the shares for investment purposes. The Reporting Persons may, from time to time, engage in discussions with the board of directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors, and other relevant parties regarding matters such as the Issuer's financial condition, strategy, business, assets, operations, capital structure and strategic plans. These discussions may include exploring potential strategic options, including commercial cooperation, operational and technical partnerships, and/or other forms of business combinations.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to information provided by the Issuer, as of the closing of the Purchase Agreement the Issuer had 9,300,508 shares issued and outstanding. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owner of 1,500,000 shares, representing approximately 16.1% of the Issuer's issued and outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 1,500,000 shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there are no transactions in the shares effected by the Reporting Persons during the past 60 days and not previously reported in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Item 3 and Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement.

Exhibit B: Share Purchase Agreement, dated December 18, 2025 (incorporated by reference to Exhibit 10.1 of Rocky Mountain Chocolate Factory, Inc.'s report on Form 8-K, filed with the SEC on December 19, 2025).

Exhibit C: Investor Rights Agreement, dated December 18, 2025 (incorporated by reference to Exhibit 10.2 of Rocky Mountain Chocolate Factory, Inc.'s report on Form 8-K, filed with the SEC on December 19, 2025).

## Signatures
- ARM-D Rocky Mountain Chocolate Holdings LLC: /s/ Gloria Eugenia Perez-Jacome Friscione, Gloria Eugenia Perez-Jacome Friscione, Managing Member (01/02/2026)
- Gloria Eugenia Perez-Jacome Friscione: /s/ Gloria Eugenia Perez-Jacome Friscione, Gloria Eugenia Perez-Jacome Friscione (01/02/2026)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).